UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2007

Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

EXPLANATORY NOTE
We are amending the Current Report on Form 6-K that we filed with the Securities and Exchange Commission on May 15, 2007 to include on page 5 a new line in our Consolidated Statements of Retained Earnings entitled “Distribution of Mass Financial Corp.”, which reduces our retained earnings and our total of retained earnings and accumulated other comprehensive income for the period ended March 31, 2006 by approximately $22.7 million. This change has no impact on our consolidated financial statements for the quarter ended March 31, 2007 and the year ended December 31, 2006. This change also does not affect the net income and shareholders’ equity for the three months ended March 31, 2006 as previously reported in our Form 6-K filed with the Securities and Exchange Commission on May 16, 2006 after converted into U.S. dollars.
Except for the changes described above, this Form 6-K/A does not amend or update the Form 6-K that we filed on May 15, 2007.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
Throughout 2006, in our quarterly shareholder letters, annual report, press releases and investor conference calls, we explained the key elements in achieving our objective of reaching the attractive multiples typical of companies in our peer group of industrial plant engineering and equipment supply: transition, performance, and communication. We also committed to consistently monitoring our progress to make our strategy as effective as we could.
     As it has been only six weeks since my letter to shareholders with our annual report, I will not discuss at length our progress with regard to each of these elements. Instead, I will focus on our first quarter results and our most recent announced undertakings, namely the CITIC Heavy Machinery Company Ltd. agreement, the distribution of our real estate assets and the elimination of the minority interest in Sasamat.
     First, I would like to summarize our operating results for the first quarter of 2007 and note that the encouraging growth trends have continued. Further, with this report we are very pleased to have changed the reporting currency of our financial statements from Canadian dollars to US dollars. Earnings per share amounts are on a diluted basis.

CHAIRMAN’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FIRST QUARTER PERFORMANCE
For the first three months ended March 31, 2007, KHD reported revenues from continuing operations of $109.6 million, and income from continuing operations of $11.2 million, or $0.75 per share.
     By comparison, 2006’s revenues were $61.9 million for the same operations, with income from continuing operations of $2.0 million or $0.13 per share.
     For 2005, revenues were $50.6 million for the same operations, with income from continuing operations of $3.7 million, or $0.36 per share.
     The number of shares issued and outstanding as at March 31, 2007 was 14,733,191 and the weighted average number of shares for the three months ended March 31, 2007 was 14,927,631 on a diluted basis. The difference is primarily due to stock options granted to our operating employees in 2006.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. For comparative purposes, all the following amounts for order intake, backlog and sales were translated directly from Euros to US dollars at 1.3196, the exchange rate as of December 31, 2006.

Order intake for the quarter ended March 31, 2007 was $151.1 million, an increase of 42% over the first quarter of 2006 and an increase of 70% over the first quarter of 2005; 48% of the first quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order backlog as of March 31, 2007 was $650.2 million, up 66% over the first quarter of 2006 and an increase of 126% over the corresponding period of 2005.
     The minority interests cost was $2.1 million. We have now entered into an agreement to acquire Sasamat Capital Corporation, the primary owner of these minority interests.
     Our corporate tax expense for reporting purposes was $5.3 million for the quarter ended March 31, 2007. This figure primarily reflects the net draw-down of our deferred tax assets.
     The US dollar declined against the Euro during the first quarter of 2007 by approximately 8% over the first quarter of 2006.
     At the end of the first quarter of 2007, KHD had $242.5 million in cash and short-term securities. The current working capital ratio was 1.683. Shareholders’ equity was $277.7 million and the long term debt to equity ratio was 0.05.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Our guidance on revenues and earnings before taxes for the full year 2007 which we gave in our April 2, 2007 news release has not changed. For the year 2007, we expect revenues to increase to $623 million and earnings before taxes for the year of $61 million.
     The following summarizes growth in our industrial plant engineering and equipment supply business for the period ended March 31, 2007 compared to the corresponding periods ended March 31, 2006 and March 31, 2005:
CEMENT
The cement unit’s first quarter sales increased from $43.8 million in 2005 to $57.8 million in 2006 and to $96.7 million in 2007.
CEMENT ORDER INTAKE
Cement order intake for the first quarter of 2005 was $78.1 million. This rose to $86.8 million in 2006, and from there increased another 42% to $123.1 million in 2007. In the first quarter of 2007, almost 50% of the orders originated from the emerging markets of Asia, Russia and Eastern Europe.
CEMENT BACKLOG
The cement order backlog was up 82% to $596.1 million at the close of the first quarter of 2007 compared to the same period in 2006. Our US subsidiary’s cement order backlog at March 31, 2007 was $103.5 million compared to $38.4 million at March 31, 2006. The cement backlog at the close of the first quarter of 2007 at our Indian subsidiary also increased dramatically over the corresponding period last year, from $64.9 million in 2006 to $132.9 million at March 31, 2007.
COAL AND MINERALS
Coal and minerals business accounted for sales of $13.7 million in the first quarter of 2007, a 34% increase over the $10.2 million recorded in the first quarter of 2006.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s current first quarter order intake for the Coal and Minerals Business Unit was $26.9 million, an increase of 47% over the corresponding period in 2006 and an increase of 271% over the first quarter of 2005.
COAL AND MINERALS BACKLOG
With the extraordinary order intake in the latter quarters of 2005, KHD’s backlog for the Coal and Minerals Business Unit at the close of the first quarter 2006 was $64.5 million. While this declined to $54.1 million at the close of the first quarter 2007, we view this in historical perspective: the backlog at the close of the first quarter of 2005 was only $15.7 million. With the expanded scope of supply in India achieved through strategic alliances, we look forward to a more consistent growth trend.

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SUMMARY OF ORDER BACKLOG AT MARCH 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J P Himachal Grinding	Asia	Cement grinding plant with roller press (3 line)
Grasim Dadri	Asia	Roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Bushan	Asia	Coal washery plant
Ashakacem	Asia	Heat exchanger and bucket elevator
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production
Ünye	Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Shree Cement V	Asia	Preheater, kiln and kiln cooler
Grasim New Plant / Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater
Khoy Cement	Middle East	Clinker production line
Cemex Broceni Kiln 5	Europe	Engineering, preheater and kiln
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Grasim Tadapatri	Asia	8,000 t/d Cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Global Mining	Asia	Coal washery engineering
Mordow 3	Russia	Engineering
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d Kiln line
Lafarge Askaka	Africa	Coal mill
BW West	Europe	1 Romjig
Jamul ACC	Asia	Design, engineering of coal washery
Cahibasa ACC	Asia	Design, engineering of coal washery
Kymore ACC	Asia	Design, engineering of coal washery
Bargarh	Asia	Design, engineering of coal washery
National Cement Co	Middle East	Cement production line 3,500 t/d
Zliten	Middle East	Rehabilitation of kiln section
Orient Cement Devapur II	Asia	Kiln with roller press and cooler upgrade

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SUMMARY OF ORDER BACKLOG AT MARCH 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Hanson Permanente	N/S America	2 Mill shells
Shree Cement VI	Asia	Preheater, kiln, cooler
Ultra Tech Cement	Asia	Kiln line
Lafarge Mejia	Asia	Grinding plant
Murli Agro Products	Asia	Preheater, kiln, cooler
Asec	Middle East	Ball mill with slide shoe bearing
ADM Tyre (spares)	Australia	Refurbishment
Shagang	Asia	Roller press 5 — 120/120
Carbossulcis	Europe	Pneuflot
Argyle	Australia	Spares roller press
Tongling	Asia	Roller press 5 — 120/120
Hispanobras (spares)	N/S America	Spares roller press
Mordow 2	Russia	Kiln engineering
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d
Joobera	Asia	Coal mill
Rajashree	Asia	Upgrade 2 roller press
Maas Jordan	Middle East	Tyre section
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Aligarth	Asia	Grinding line, roller press and VSK separator
Jalgaon	Asia	Roller press 13
Raysut IV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Bhatinda	Asia	Kiln line with roller press
Kerman	Middle East	Service
Redecam / Arquata	Europe	Upgrade pyro line + pyrofloor
Bizerte Bouchamaoui	Africa	Burner for coal
Ultratech (Awarpur)	Asia	Coal washery with batac jig + cyclones
Ultratech (Awarpur)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
Our order intake and order backlog at the close of the first quarter of 2007 were up 42% and 66%, respectively, over the same period of 2006. Indeed, these are strong indicators of sustainable growth. However, we check the validity and effectiveness of our strategic initiatives for enhancing shareholder value by examining the genesis of these figures, i.e. the location and size of the projects themselves.
     We historically report order intake and backlog by customer groups (cement and coal/minerals) and subsidiary. I have noted in my recent letters that as part of our globalization effort, several of our major subsidiaries have expanded their capabilities to the point where they are exporting services, and we are shifting more and more basic engineering and procurement activities to our lower-cost platforms. Consequently, the amount of work performed by a subsidiary is no longer necessarily a reliable indicator of the customer location. In our business, market penetration by geographic region is a much more valid indicator of sustainability than the location of the performance center. It is better to have an increasing market share in a growth region than in a shrinking market. Therefore, our reporting for 2007 has added a new dimension — reporting order intake and backlog by geographic location of the project.
     At the close of this year’s first quarter, our backlog of $650.2 million was distributed among the following regions:
As you can see, 55% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe.
     During the first quarter of 2007, our order intake of $151.1 million originated in the following regions:
     The emerging growth markets of Asia, Russia and Eastern Europe continue to be the source for almost half of our new orders.
     Margins increased substantially. This increase in profit margin is associated with the completion of certain higher-profit-margin projects, a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, in the higher-margins proprietary technology component of our revenues. These higher margins should not be viewed as sustainable for the future.
     Other valuable indicators of sustainability are the nature and size of our projects. We minimize our risk profile and focus on higher margins when we limit our scope of supply to proprietary products. Our backlog of $650.2 million is spread over 100 active projects with a typical order size of approximately $13 million. This demonstrates that KHD’s scope of supply to customers is generally limited to our proprietary equipment, with minimal pass-throughs that carry much smaller margins.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Elimination of Minority Interest
On March 29, 2007, we announced that we had entered into an agreement with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition by us of all of their outstanding common shares. In the proposed arrangement, shareholders of Sasamat will exchange their common shares for our common shares on the basis of 0.111 of our common shares for each common share of Sasamat, subject to adjustment based upon any change greater than 2% in the value of our common shares that may have occurred as of the last trading day prior to the effective date of the arrangement.
     Since this announcement, we have applied to the Supreme Court of British Columbia, Canada to obtain an interim order providing for the calling and holding of a special meeting of the shareholders of Sasamat. Our application was approved by the Court on April 20, 2007 and the special meeting is scheduled to be held on May 22, 2007. At this meeting, the shareholders will vote on whether to approve the arrangement. Two-thirds of the votes cast are required for approval, upon which Sasamat will become a wholly-owned subsidiary of KHD and the minority interest allocation of our profits will be largely eliminated. In the first quarter of 2007, these minority interests represented an expense of $2.1 million.
Enhanced Visibility to Financial Markets
In my last Shareholder Letter, I mentioned we had initiated discussions with the New York Stock Exchange to explore the possibility of a listing for our company; the initial discussions with the NYSE had gone very well and we believed there would be significant potential value in pursuing the listing. Accordingly, in March our Board passed a resolution authorizing us to formally apply for a listing on the NYSE. Since then, a number of our significant shareholders have confirmed they support our efforts to obtain a listing on the NYSE.
     We have continued to meet with the NYSE and in early May we received approval from the listing committee to formally apply for a listing. We anticipate final approval in mid-June.
Strategic Alliances
CITIC Heavy Machinery Company Ltd. (“CITIC HMC”) and KHD jointly announced a far reaching exclusive cooperation agreement on March 30, 2007 to combine cement businesses to better deliver collective design and development, manufacturing service and process technologies to the global market on a best-value basis. Since that announcement, the participants have enthusiastically furthered the purpose and the spirit of the agreement by a number of cooperative actions.
     A number of ancillary agreements concerning trademark and product licensing, mutual confidentiality, supply and distribution, and manufacturing have progressed in a constructive manner to support the active cooperation of the partners in the pursuit of a number of strategic goals.
     Numerous manufacturing orders have been placed with CITIC HMC to effectively lower the cost of KHD designed products. CITIC HMC products and services are being actively considered for immediate application by KHD, or for marketing after completing jointly pursued design enhancements to meet global requirements.
     The continuous expansion of the Chinese cement industry’s capacity continues to offer significant strategic opportunities for the combined marketing of CITIC HMC and KHD products and services. Joint marketing programs showcasing the combined products and technologies of the companies are being delivered to expand the penetration of the domestic Chinese cement industry as well as to respond to the global demand for EPC project delivery. A technical seminar is planned for 20 of the largest Chinese customers on June 12 and 13, 2007 in Luoyang, China.

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Distribution of Real Estate Assets
On April 2, 2007, we announced our intention to distribute to our shareholders 90% of the shares of our wholly-owned subsidiary, SWA REIT Ltd., which owns and operates all of KHD’s real estate assets. This distribution is contingent upon a number of customary approvals and is proceeding on schedule.
Areas for Improvement
While the financial results are certainly encouraging, they also show areas of weakness that must be addressed by management.
     Our dependence on the cement industry continues through the first quarter with nearly 87% of our revenues coming from this business customer group. Close examination of the backlog table and graphs for the cement customer group shows a complete lack of position for KHD in the South American market. A truly global player simply cannot ignore this market and we must look for strategic alliances or acquisitions to establish a base for our operations in this attractive region.

Our coal and minerals business continues to grow organically, but this will not provide the true diversity KHD needs to prosper during the next downward cycles in the cement business. Close examination of the backlog table and graphs for the coal and minerals segment shows that KHD has essentially no position in many of the leading mineral markets of the world, specifically Australia, South Africa and the Americas. We must seriously consider deploying a number of strategies to rectify this position, including acquiring technologies to broaden our suite of technologies and products, making acquisitions to buy market share in these regions and forming strategic alliances or joint ventures.
     These aforementioned planned undertakings are vital aspects of our strategy of achieving the multiples of our peer group. We will continue to monitor and take appropriate actions to make our strategy as effective as it can be, ensuring that it reflects and supports our commitment to enhancing shareholder value.
     Your comments and ideas are very much appreciated, especially in our ongoing effort to improve our overall transparency.

Respectfully submitted,
Michael J. Smith
Chairman of the Board

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Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 15, 2007)

The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our Annual Report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our Annual Report on Form 20-F.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward Looking Information

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 31, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward looking statements, including, but not limited to: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended March 31, 2007, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Results of Operations

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	March 31,	December 31,	September 30,	June 30,
	2007	2006	2006(1)	2006(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$109,585	$164,743	$96,770	$80,868
Gross profit	22,232	26,744	14,946	12,411
Income from continuing operations	11,168	12,569	10,204	7,967
Income from continuing operations, per share
Basic	0.76	0.83	0.67	0.52
Diluted	0.75	0.82	0.66	0.52
Net income	11,168	11,009	10,223	7,222
Net income per share
Basic	0.76	0.73	0.67	0.47
Diluted	0.75	0.72	0.66	0.47

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,	December 31,	September 30,	June 30,
	2006(1)	2005(1)	2005(1)	2005(1)
	(United States dollars in thousands, except per share amounts)

Revenues	$61,943	$104,991	$91,674	$69,741
Gross profit	8,976	16,007	4,866	14,082
Income from continuing operations	1,967	10,440	4,483	4,263
Income from continuing operations, per share
Basic	0.13	0.77	0.33	0.31
Diluted	0.13	0.76	0.33	0.31
Net income	2,825	4,962	5,077	13,310
Net income per share
Basic	0.19	0.36	0.37	0.98
Diluted	0.19	0.36	0.37	0.97

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Three-Month Period Ended March 31, 2007 Compared to Three-Month Period Ended March 31, 2006

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.

In the three-month period ended March 31, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 76.9% to $109.6 million from $61.9 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at March 31, 2007 was $658.9 million.

In the three-month period ended March 31, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $87.4 million from $53.0 million in 2006. Our profit margin increased to 20.3% in the three-month period ended March 31, 2007 from 14.5% for the same period in 2006. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the completion of certain higher profit margin projects and a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, of the proprietary technology component of our revenues which carry higher margins. The higher profit margin in the current quarter is not indicative of the profit margin in the average of the year 2007 or in future periods.

We also earned other operating income of $2.7 million (comprising $1.6 million from resource property and $1.1 million from real estate properties) in the three-month period ended March 31, 2007, as compared to $2.1 million for the same period in 2006 (comprising $1.1 million from resource property and $1.0 million from real estate properties). In the three-month period ended March 31, 2007, income from resource property increased to $1.6 million from $1.1 million for the same period in 2006 primarily due to a higher iron price.

General and administrative expenses, excluding stock based compensation, increased to $9.6 million for the three-month period ended March 31, 2007 from $7.3 million for the same period in 2006, an increase of 30.7%. The increase is primarily linked to an increase in our business activities. In the three-month period ended March 31, 2007, stock based compensation expense increased to $0.4 million from $nil for the same period in 2006, primarily as a result of the stock options that were granted in May and December 2006.

In the three-month period ended March 31, 2007, net interest income increased to $2.1 million (interest income of $3.0 million less interest expense of $0.9 million) as compared to net interest expense of $0.2 million (interest income of $0.7 million less interest expense of $0.9 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares (which are accounted for as a financial liability) of Mass Financial.

Other income increased to $1.5 million for the three-month period ended March 31, 2007 from $0.6 million for the same period in 2006. Other income for the three-month period ended March 31, 2007 included a net loss of $0.1 million on short-term securities, compared to a net gain of $0.3 million for the same period in 2006. Other income also included currency transaction gains of $0.5 million and $0.2 million and gains on foreign currency derivatives of $0.3 million and $nil for the three-month periods ended March 31, 2007 and 2006, respectively.

Minority interests increased for the three-month period ended March 31, 2007 to $2.1 million from $0.6 million for the same period in 2006, as a result of a higher income generated in our non-wholly owned subsidiaries.

In the three-month period ended March 31, 2007, our income from continuing operations was $11.2 million, or $0.76 per share on a basic basis and $0.75 per share on a diluted basis. In the three-month period ended March 31, 2006, our income from continuing operations was $2.0 million, or $0.13 per share on a basic and diluted basis and from discontinued operations was $0.9 million, or $0.06 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the three month period ended March 31, 2006.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

	March 31,		December 31,
	2007	2006	2006	2005
	(United States Dollars		(United States Dollars
	in thousands)		in thousands)

Cash and cash equivalents	$195,218	$212,360	$204,678	$94,667
Securities	47,313	16,188	4,111	2,143
Total assets	650,957	541,363	641,920	523,053
Long-term debt, less current portion	13,931	20,445	13,772	5,119
Shareholders’ equity	277,665	256,699	273,288	244,257

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at March 31, 2007, our total assets increased to $651.0 million from $641.9 million as at December 31, 2006, primarily as a result of profitable operations in the first quarter of 2007. At March 31, 2007, our cash and cash equivalents were $195.2 million, compared to $204.7 million at December 31, 2006. As at March 31, 2007, we had short-term securities of $47.3 million, compared to $4.1 million as at December 31, 2006. As at March 31, 2007, our cash and cash equivalents included highly liquid money market funds and European government treasury bills aggregating $105.9 million and our short-term securities included highly liquid investment funds of $29.6 million. As at March 31, 2007, our long-term debt, less current portion, was $13.9 million, compared to $13.8 million as at December 31, 2006.

We have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of March 31, 2007, $126.6 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at March 31, 2007, cash of $17.2 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing performance bonds. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 is primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to $31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply. During the three-month period ended March 31, 2007, operating activities used cash of $12.3 million, compared to providing cash of $13.0 million in the comparative period in 2006. The increase in short-term securities (held for trading) used $33.6 million in the three months ended March 31, 2007.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005. During the three-month period ended March 31, 2007, investing activities used cash of $0.6 million, compared to $0.5 million in the comparative period in 2006.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005. During the three-month period ended March 31, 2007, financing activities provided cash of $92,000, compared to $24.8 million in the comparative period in 2006.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or March 31, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the three-month period ended March 31, 2007, the United States dollar decreased by approximately 8.2% in value against the Euro, compared to the same period in 2006. As at March 31, 2007, the United States dollar decreased by approximately 1.3% against the Euro.

In the year ended December 31, 2006, we reported approximately a net $6.3 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at December 31, 2006 was $50.2 million, compared to $21.3 million at December 31, 2005, after elimination of currency translation adjustment of $22.7 million relating to Mass Financial on disposition of our interest. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $17.4 million as of March 31, 2007 and a holding fair value gain of $92,000 and a realized gain of $0.2 million on the foreign currency derivatives were included in our other income during the three months ended March 31, 2007. For more information, see the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale

We have assets held for sale in our normal operating cycle. The assets held for sale consist of inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary. Please refer to Note 23 to our 2006 annual financial statements and Note 10 to our financial statements for the quarter ended March 31, 2007 for our arrangement for the real estate held for sale.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123® for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards does not have any material impact on our financial position as of January 1, 2007.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are described in the next paragraph.

As at March 31, 2007, we have provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.4 million asset sale transaction.

As at March 31, 2007, we have credit facilities of up to a maximum of $303.3 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of March 31, 2007, $126.6 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only.

(2)	Purchases for industrial and engineering contracts.

(3)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the three-month period ended March 31, 2007 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and March 31, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the three month period ended March 31, 2007, we recognized interest income of $78,000 from affiliates and paid interest expense of $0.3 million to affiliates. In addition, we earned interest income of $0.9 million on our investment in the preferred shares (a financial liability) of Mass Financial. We paid expenses of $0.2 million to affiliates.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 to an affiliate at their fair values.

As at March 31, 2007, we maintained cash deposits of $3.5 million with MFC Merchant Bank. We had $9.7 million due from affiliates and $3.2 million due to affiliates as at March 31, 2007. In addition, we had a long-term investment of $0.5 million in affiliates and a long-term liability of $0.4 million payable to an affiliate at March 31, 2007.

Proposed Transactions

We entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary. In the proposed Arrangement, Sasamat shareholders will exchange their Sasamat Shares for shares of our common stock on the basis of 0.111 shares of our common stock for each Sasamat Share held, subject to adjustment.

The Arrangement is to be approved by two-thirds of the votes cast by Sasamat’s shareholders and a majority of votes cast by Sasamat’s minority shareholders, as the Arrangement is a “going private transaction” and a “related party transaction” within the meaning of Policy Q-27 of the Autorité des Marchés Financiers. Accordingly, the Sasamat Shares held by us and our subsidiaries will not be counted on the vote made by our minority shareholders to approve the Arrangement. Sasamat’s shareholder meeting is scheduled to be held on May 22, 2007.

In March 2007, we entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.

Outstanding Share Data

Our shares are quoted for trading on the NASDAQ Global Select Market System under the symbol “KHDH”. As at March 31, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	14,733,191	(1)

(1)	Based on our audited consolidated financial statements. This number did not include 2,510,877 common shares owned by four wholly-owed subsidiaries.

As at March 31, 2007, our company had the following bonds, options and warrants outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	563,335	$26.11	May 17, 2016
Options	23,333	$31.80	December 14, 2016

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at March 31, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred since the beginning of our first quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our Annual Report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at March 31, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and December 31, 2006
(United States Dollars in Thousands)

	2007	2006
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$195,218	$204,678
Securities	47,313	4,111
Restricted cash	9,628	16,180
Accounts receivable, trade	46,434	68,432
Other receivables	18,803	33,901
Inventories	97,271	88,127
Contract deposits, prepaid and other	33,827	24,069
Future income tax assets	768	763

Total current assets	449,262	440,261
Non-current Assets
Restricted cash	7,550
Securities	497	555
Receivables	—	8,878
Real estate held for sale	48,513	47,894
Property, plant and equipment	3,371	2,993
Resource property	28,746	29,037
Equity method investments	484	500
Future income tax assets	33,719	33,826
Investment in preferred shares of a former subsidiary	78,815	77,976

Total non-current assets	201,695	201,659

	$650,957	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$236,844	$242,574
Notes payable	416	542
Long-term debt, current portion	4,658	4,596
Pension liabilities, current portion	1,686	1,664
Provision for warranty costs, current portion	23,404	21,868

Total current liabilities	267,008	271,244
Long-term Liabilities
Long-term debt, less current portion	13,931	13,772
Pension liabilities, less current portion	28,940	28,559
Provision for warranty costs, less current portion	7,181	7,247
Deferred credit, future income tax assets	15,384	15,539
Future income tax liability	12,959	9,180
Other long-term liabilities	2,700	625

Total long-term liabilities	81,095	74,922

Total liabilities	348,103	346,166
Minority Interests	25,189	22,466
Shareholders’ Equity
Common stock, without par value	108,595	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	2,529	2,131
Retained earnings	187,910	176,742
Accumulated other comprehensive income	53,087	50,203

Total shareholders’ equity	277,665	273,288

	$650,957	$641,920

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006

Revenues	$109,585	$61,943
Cost of revenues	87,353	52,967

Gross profit	22,232	8,976

Other operating income:
Resource property	1,554	1,061
Real estate property	1,145	1,021

	2,699	2,082

General and administrative expense	9,556	7,311
Stock-based compensation — general and administrative	398	—

Operating income	14,977	3,747

Interest income	2,960	710
Interest expense	(890)	(905)
Other income (expense), net	1,453	625

Income before income taxes and minority interests from continuing operations	18,500	4,177
Provision for income taxes	(5,252)	(1,660)

Income before minority interests from continuing operations	13,248	2,517
Minority interests	(2,080)	(550)

Income from continuing operations	11,168	1,967
Income from discontinued operations, net of tax	—	858

Net income	$11,168	$2,825
Retained earnings, beginning of the period	176,742	169,288
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	187,910	149,451
Accumulated other comprehensive income	53,087	45,205

Total of retained earnings and accumulated other comprehensive income	$240,997	$194,656

Basic earnings per share
— from continuing operations	$0.76	$0.13
— from discontinued operations	0.00	0.06

	$0.76	$0.19

Diluted earnings per share
— from continuing operations	$0.75	$0.13
— from discontinued operations	0.00	0.06

	$0.75	$0.19

Weighted average number of common shares outstanding
— basic	14,733,191	14,665,346
— diluted	14,927,631	14,665,346

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Net income for the period	$11,168	$2,825

Other comprehensive income, net of tax
Currency translation adjustments	2,884	1,261

Comprehensive income	$14,052	$4,086

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended March 31, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Income from continuing operations	$11,168	$1,967
Adjustments for:
Amortization and depreciation	848	470
Minority interests	2,080	550
(Gain) loss on short-term securities	105	(303)
Stock-based compensation	398	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(33,616)	(3,550)
Restricted cash	(764)	1,933
Receivables	27,834	2,118
Inventories	(7,801)	3,246
Accounts payable and accrued expenses	(7,106)	10,179
Provision for warranty costs	1,058	5,861
Future income taxes	3,781	(1,799)
Contract deposits, prepaid and other	(9,234)	(6,580)
Other	(1,087)	(1,094)

Cash flows (used in) provided by operating activities	(12,336)	12,998
Cash flows from investing activities
Purchases of property, plant and equipment	(877)	(541)
Other	295	—

Cash flows used in investing activities	(582)	(541)
Cash flows from financing activities
Borrowings	118	28,417
Debt repayments	(26)	(3,653)

Cash flows provided by financing activities	92	24,764
Cash flows used in operating activities of discontinued operations	—	(17,332)
Cash flows used in investing activities of discontinued operations	—	(18,588)
Cash flows provided by financing activities of discontinued operations	—	13,445
Exchange rate effect on cash and cash equivalents	3,366	3,301

Increase in cash and cash equivalents	(9,460)	18,047
Cash and cash equivalents, beginning of year	204,678	194,313

Cash and cash equivalents, end of year	$195,218	$212,360

Cash and cash equivalents at end of year consisted of:
Continuing operations	$195,218	$137,894
Discontinued operations	—	74,466

	$195,218	$212,360

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Business Operations

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag AG group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International GmbH and its subsidiaries, are engaged in the business of industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag AG and KHD Humboldt Wedag International GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.

Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis.

In November 2006, the Company sold its equity interest in MFC Bank to Mass Financial.

For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

As at March 31, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned 781,128 common shares (approximately 5.3%) of the Company. Effective January 31, 2006 and as of March 31, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of opinion that Mass Financial does not control the Company.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at March 31, 2007, the Company had a financial asset of $110,908 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $32,093 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $78,815 (Cdn$90,866) was reported in the consolidated balance sheet.

Note 3.	Change of Reporting Currency

Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars to United States dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.

In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

The Company believes that the United States dollars financial statements deliver a more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

Note 4.	Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.

Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises and a gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

Pursuant to 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expenses as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.

The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.

Note 5.	Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.

In 2006, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

Note 6.	Cash and cash equivalents

As of March 31, 2007, the cash and cash equivalents included highly liquid money market funds and European government treasury bills aggregating $105,933.

Note 7.	Short-term securities

As of March 31, 2007, short-term securities included investment in highly liquid investment funds of $29,582 which were held for trading.

Note 8.	Segment Information

Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.

Prior to April 2004, the Company operated in financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The results of operations for corporate and other sector primarily represent the corporate income (including income from resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the three months ended March 31, 2007 and 2006, respectively.

Summarized financial information concerning the segments is shown in the following tables:

	Three Months Ended March 31, 2007
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
		(Unaudited)

Revenues from external customers	$109,585	$—	$109,585
Interest expense
External	525	365	890
Internal	86	68	154
Income from continuing operations before income taxes and minority interests	18,257	243	18,500

	Three Months Ended March 31, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
		(Unaudited)

Revenues from external customers	$61,943	$—	$61,943
Interest expense
External	857	48	905
Internal	71	46	117
Income (loss) from continuing operations before income taxes and minority interests	4,565	(388)	4,177

The total assets were $650,957 and $641,920 at March 31, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three Months Ended March 31,
	2007	2006

Cement	$95,956	$52,680
Coal and minerals	13,629	9,263

	$109,585	$61,943

Note 9.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2007.

During the three months ended March 31, 2007, the Company recognized interest income of $78 from affiliates and paid interest expense of $340 to affiliates. In addition, the Company earned interest income of $866 on its investment in the preferred shares (a financial liability) of Mass Financial. The Company paid expenses of $233 to affiliates.

The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 to an affiliate at their fair values.

As at March 31, 2007, the Company maintained cash deposits of $3,509 with MFC Merchant Bank. The Company had $9,695 due from affiliates (including Mass Financial with respect to the sale of MFC Merchant Bank) and $3,188 due to affiliates as at March 31, 2007. In addition, the Company had a long-term investment of $497 in affiliates and a long-term liability of $424 payable to an affiliate at March 31, 2007.

Note 10.	Subsequent Events

In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007, a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum. and 790,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 790,000 shares of common stock in the Company is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $47.63 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was made to the common stock account and the other receivables account as an adjusting subsequent event and was reflected in the consolidated balance sheet as of March 31, 2007.

The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$7,711 (subject to an adjustment) on April 30, 2007 (the Payment Date).

In March 2007, the Company entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, the Company agreed to transfer real estate assets which it holds for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The real estate assets are not complimentary to the Company’s industrial plant engineering and equipment supply business.

In March 2007, the Company entered into an arrangement agreement (the “Arrangement”) with Sasamat Capital Corporation (“Sasamat”) providing for the acquisition of all of Sasamat’s outstanding common shares (the “Sasamat Shares”). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of the Company. In the proposed Arrangement, shareholders of Sasamat will exchange their Sasamat Shares for common shares of the Company on the basis of 0.111 shares of our common stock for each Sasamat Share held, subject to adjustment. Sasamat’s shareholder meeting to approve the Arrangement is scheduled to be held on May 22, 2007.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
2007 FIRST QUARTER RESULTS
– Backlog increased by 66% and EPS increased by $0.56 a share –

HONG KONG (May 15, 2007) . . . KHD Humboldt Wedag International Ltd. (“KHD”) (Nasdaq: KHDH) today announced results for the first quarter ended March 31, 2007. All figures are in US dollars and earnings per share amounts are on a diluted basis.

We are reporting our financial statements on the basis of reclassifying our prior financial service business as discontinued operations for the first quarters of 2006 and 2005.

For the first three months ended March 31, 2007, KHD reported revenues from continuing operations of $109.6 million, and income from continuing operations of $11.2 million, or $0.75 per share.

By comparison, 2006’s revenues were $61.9 million for the same operations, with income from continuing operations of $2.0 million, or $0.13 per share.

For 2005, revenues were $50.6 million for the same operations, with income from continuing operations of $3.7 million, or $0.36 per share.

The number of shares issued and outstanding as at March 31, 2007 was 14,733,191 and the weighted average number of shares for the three months ended March 31, 2007 was 14,927,631 on a diluted basis. The difference is primarily due to stock options granted to our operating employees in 2006.

– MORE –

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286
	joe@allencaron.com	randall.r@khd.de
or
Len Hall (media)
1 (949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -2-

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. For comparative purposes, the following amounts for order intake and backlog were translated directly from Euros to US dollars at 1.3196.

Order intake for the quarter ended March 31, 2007 was $151.1 million, an increase of 42 percent over the first quarter of 2006 and an increase of 70 percent over the first quarter of 2005; 48 percent of the first quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe.

Order backlog as of March 31, 2007 was $650.2 million, up 66 percent over the first quarter of 2006 and an increase of 126 percent over the corresponding period of 2005.

Our corporate tax expense for reporting purposes was $5.3 million. This number primarily reflected the net draw-down of our deferred tax assets.

The US Dollar declined against the Euro during the first quarter of 2007 by approximately 8 percent over the first quarter of 2006.

Margins increased substantially; the increase in profit margin is associated with the higher profits from certain completed projects, a decrease in the purchased equipment component of the revenues and an increase, on a percentage basis, in the higher margins proprietary technology component of our revenues. These margins should not be viewed as sustainable for the future.

Other valuable indicators of sustainability are the nature and size of our projects. We minimize our risk profile and focus on higher margins when we limit our scope of supply to proprietary products. Our backlog of $650.2 million is spread over 100 active projects with a typical order size of approximately $13 million. This demonstrates that KHD’s scope of supply to customers is generally limited to our proprietary equipment, with minimal pass-throughs that carry much smaller margins.

Our guidance on revenues and earnings before taxes for the full year 2007 which we gave in our April 2, 2007 news release has not changed. For the year 2007, we expect revenues to increase to $623 million and earnings before taxes for the year of $61 million.

CEO Jim Busche commented, “Our order intake and order backlog at the end of the first quarter of 2007 were up 42 percent and 66 percent respectively over the same period for 2006. These are strong indicators of the growth in demand along with the locations and size of the projects themselves.”

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -3-

Chairman Michael Smith commented, “At the end of the first quarter of 2007, we had $242.5 million in cash and short-term securities, $449.3 million in current assets, and shareholders’ equity of $277.7 million. We encourage our shareholders to read the entire Form 6K report for a greater understanding of our company, which is available on our website.”

Mr. Smith commented further, “In March 2007, we announced that we had entered into an Agreement with Sasamat Capital Corporation providing for our acquisition of all their outstanding common shares. Since this announcement, we have applied to the Supreme Court of British Columbia, Canada to obtain an interim order providing for the calling and holding of a special meeting of the shareholders of Sasamat. Our application was approved by the Court on April 20, 2007 and the special meeting will be held on May 22, 2007. Additionally the distribution of our real estate assets to our shareholders is proceeding on schedule.”

Today at 10:00am EDT (7:00am PDT), a conference call will be held to review the Company’s results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and continue for seven days or to listen to the audio replay by phone, dial 1 (888) 286 8010 using conference ID#16408503. International callers should dial 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com.

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in, the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations estimates and assumptions about certain projects and the markets the

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -4-

Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

– FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$195,218	$204,678
Securities	47,313	4,111
Restricted cash	9,628	16,180
Accounts receivable, trade	46,434	68,432
Other receivables	18,803	33,901
Inventories	97,271	88,127
Contract deposits, prepaid and other	33,827	24,069
Future income tax assets	768	763

	449,262	440,261

Non-current assets
Restricted cash	7,550	—
Securities	497	555
Receivables	—	8,878
Real estate held for sale	48,513	47,894
Property, plant and equipment	3,371	2,993
Resource property	28,746	29,037
Equity method investments	484	500
Future income tax assets	33,719	33,826
Investment in preferred shares of a former subsidiary	78,815	77,976

	201,695	201,659

	$650,957	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (con’t)
March 31, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$236,844	$242,574
Notes payable	416	542
Long-term debt, current portion	4,658	4,596
Pension liabilities, current portion	1,686	1,664
Provision for warranty costs, current portion	23,404	21,868

	267,008	271,244

Long-term liabilities
Long-term debt, less current portion	13,931	13,772
Pension liabilities, less current portion	28,940	28,559
Provision for warranty costs, less current portion	7,181	7,247
Deferred credit, future income tax assets	15,384	15,539
Future income tax liability	12,959	9,180
Other long-term liabilities	2,700	625

	81,095	74,922

Total liabilities	348,103	346,166

Minority interests	25,189	22,466

SHAREHOLDERS’ EQUITY

Common stock	108,595	108,595
Treasury stock	(74,456)	(64,383)
Contributed surplus	2,529	2,131
Retained earnings	187,910	176,742
Accumulated other comprehensive income	53,087	50,203

	277,665	273,288

	$650,957	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2007, 2006 and 2005
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2007	2006	2005

Revenues	$109,585	$61,943	$50,572
Cost of revenues	87,353	52,967	42,808

Gross profit	22,232	8,976	7,764

Other operating income
Resource property	1,554	1,061	998
Real estate property	1,145	1,021	3,066

	2,699	2,082	4,064

General and administrative expense	(9,556)	(7,311)	(8,234)
Stock-based compensation — general and administrative	(398)	—	—

Operating income	14,977	3,747	3,594
Interest income	2,960	710	460
Interest expense	(890)	(905)	(1,014)
Other income (expenses), net	1,453	625	(205)

Income before income taxes from continuing operations	18,500	4,177	2,835
Recovery of (provision for) income taxes	(5,252)	(1,660)	1,856

Income before minority interests	13,248	2,517	4,691
Minority interests	_(2,080)	(550)	(966)

Income from continuing operations	11,168	1,967	3,725
Income from discontinued operations, net of tax	—	858	1,151

Net income	$11,168	$2,825	$4,876

Basic earnings per share
from continuing operations	$0.76	$0.13	$0.27
from discontinued operations	—	0.06	0.08

	$0.76	$0.19	$0.35

Diluted earnings per share
from continuing operations	$0.75	$0.13	$0.27
from discontinued operations	—	0.06	0.08

	$0.75	$0.19	$0.35

Weighted average shares outstanding — basic	14,733,191	14,665,346	13,577,146
Weighted average shares outstanding — diluted	14,927,631	14,665,346	13,722,491

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS RESULTS FOR 2006
Page -8-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of March 31, 2007
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data and ratios)

Cash and cash equivalents	$195,218
Short-term securities	47,313
Working capital	182,254
Total assets	650,957
Shareholders’ equity	277,665
Book value per share	18.85
Current ratio	1.683
Long-term debt to equity ratio	0.05

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith
Michael J. Smith, Chairman of the Board,
Chief Financial Officer and Secretary
Date: May 15, 2006